Exhibit 12.1

GT Advanced Technologies Inc.
Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Qtr Ended	Fiscal year ended
	June 30, 2012	March 31, 2012	April 2, 2011	April 3, 2010	March 28, 2009	March 31, 2008
Earnings(1):
Income before taxes	23,147	269,938	270,598	139,874	142,180	50,569
Fixed charges	1,573	14,867	4,314	1,443	978	1,037
Amortization of capitalized interest	18	43	0	0	0	0
Distributed income of equity investees	0	0	0	0	0	0
Interest capitalized	(63)	(189)	(83)	0	0	0
Preference security dividend requirements of consolidated subsidiaries	0	0	0	0	0	0
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0	0	0	0	0	0
Total Earnings:	24,675	284,659	274,829	141,317	143,158	51,606

Fixed Charges (2):
Interest expensed and capitalized	840	3,699	1,993	399	243
Amortized premiums, discounts and capitalized expenses related to indebtedness	238	9,594	1,087	359	240	816
Interest portion of rental expense	495	1,574	1,234	685	495	221
Total fixed charges:	1,573	14,867	4,314	1,443	978	1,037
Ratio of earnings to fixed charges	15.69X	19.15X	63.71X	97.93X	146.38X	49.76X

(1)“Earnings” is calculated by adding (a) pre-tax income from continuing operations; (b) fixed charges (excluding capitalized interest); and (c) amortization of capitalized interest.

(2)“Fixed Charges” means the sum of the following:  (a) interest expensed and capitalized (excluding interest expense related to uncertain tax positions), (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table above.